Exhibit 99.1

Alpha Technology Group Limited Reports 2023 Financial Year Results

Hong Kong, January 31, 2024 (GLOBE NEWSWIRE) -- Alpha Technology Group Limited (the “Company” or “Alpha”), a holding company incorporated in the British Virgin Islands that currently provides cloud-based IT solution services through its operating subsidiaries, Techlution Service Limited and Neural Sense Limited (collectively, “Operating Subsidiaries”), today reported its financial results for the fiscal year ended September 30, 2023.

Fiscal Year 2023 Financial Highlights:

●	Revenues increased by HK$4.27 million (approximately US$0.55 million), or 96.55%, from HK$4.42 million for the year ended September 30, 2022 to HK$8.69 million (approximately US$1.11 million) for the year ended September 30, 2023.

●	Gross profit increased by HK$1.85 million (approximately US$0.24 million), or approximately 183.99%, from HK$1.00 million for the year ended September 30, 2022 to HK$2.85 (approximately US$0.36 million) for the year ended September 30, 2023.

●	Gross profit margin increased from 22.67% for the year ended September 30, 2022 to 32.75% for the year ended September 30, 2023.

	For the Years Ended September 30
(in HK$ millions; differences due to rounding)	2023	2022	% Change (differences due to rounding, and % were extracted from annual report)
Revenues	$8.69	$4.42	96.55%
Cost of revenue	5.84	3.42	70.92%
Gross profit	2.85	1.00	183.99%
Gross profit margin	32.75%	22.67%	10.08 percentage point
Selling, general, and administrative expenses	7.23	3.72	94.47%
Loss from operations	(6.75)	(2.71)	148.86%
Net loss	(6.99)	(2.66)	162.33%

Mr. Tsang Chun Ho Anthony, our executive director and president, and Mr. Leung Tsz Him, our Chief Executive Officer, commented, “Alpha recorded a significant increase in revenue of 96.55% to HK$8.69 million (approximately US$1.11 million) for the year ended September 30, 2023. This impressive growth was driven by (i) the increase in our revenue generated from system development services as a result of the completion of several projects for two carpark management companies in Hong Kong; (ii) the increase in revenue from NFT-related services resulting from our engagement of two NFT projects in 2023; and (iii) the increase in revenue from our technological support and maintenance service and other services resulting from provision of the maintenance services to a local non-government organization.”

“Alpha’s cost of revenue saw a significant annual increase of 70.92% to HK$5.84 million (approximately US$0.75 million) for the year ended September 30, 2023. This increase was primarily stemmed from higher staff costs and the increase in consultancy fee, which was in line with our business growth.”

“Despite the increased costs, Alpha still demonstrated it recorded an increased gross profit margin of 32.75% for the year ended September 30, 2023, compared to 22.67% in the previous year. This positive trend was primarily attributed to the higher gross profit margins associated with revenue from NFT-related services, which typically entailed higher profit margins compared to those of system development services and web and mobile application development services.”

“Alpha’s selling, general, and administrative expenses increased by 94.47% to HK$7.23 million (approximately US$0.92 million) for the year ended September 30, 2023, mainly attributable to (i) the increase in our staff costs and our Director’s remuneration of our Operating Subsidiaries and our Company; (ii) the increase in the audit fee; and (iii) the increase in amortization of our intangible assets. Consequently, Alpha incurred a net loss of HK$6.99 million (approximately US$0.89 million) for the year, reflecting the Company’s continued expansion on its operations and capturing growth opportunities. “Looking ahead, Alpha remains committed to optimizing its cost structure while exploring avenues for revenue growth. With our solid foundation and a focus on strategic execution, we believe Alpha is well-positioned to enhance its financial performance in the future.”

Fiscal Year 2023 Financial Results:

Revenues

Our revenue significantly increased by HK$4.27 million (approximately US$0.55 million), or 96.55%, from HK$4.42 million for the year ended September 30, 2022 to HK$8.69 million (approximately US$1.11 million) for the year ended September 30, 2023, primarily due to (i) the increase in our revenue generated from system development services, attributed to the completion of several projects including the development of parking management solution, pre-booking systems and other internal systems for two carpark management companies in Hong Kong in 2023; (ii) the increase in revenue from NFT-related services resulting from our engagement of two NFT projects in 2023, which involved creating an NFT marketplace, developing NFT-related artworks, building an NFT minting site, and preparing a proposal in relation to an NFT-related game; and (iii) the increase in revenue from our technological support and maintenance service and other services, primarily attributable to the provision of the maintenance services on the enrollment and payment system of a local non-government organization which is dedicated to the welfare services of children and youth in Hong Kong.

The following table set forth the breakdown of our revenue by services types for the years indicated:

	For the Years Ended September 30,
(In HK$ millions; difference due to rounding)	2023	2022	Variance
	Amount	Amount	Amount	%
System development	$5.97	$3.60	$2.37	65.83%
Web and mobile application development	-	0.39	(0.39)	(100)%
AI-OCR services	0.08	0.07	0.01	14.29%
Technological support and maintenance service and other services	1.05	0.36	0.69	191.67%
NFT	1.59	-	1.59	100%
Total	$8.69	$4.42	$4.27	96.55%

Cost of revenue

Our cost of revenue saw a significant increase of HK$2.42 million (approximately US$0.31 million), or 70.92%, from HK$3.42 million for the year ended September 30, 2022 to HK$5.84 million (approximately US$0.75 million) for the year ended September 30, 2023. This increase primarily stemmed from (i) the increase in staff costs as a result of our business growth, which required us to increase the headcount to support our business; and (ii) the increase in the consultancy fee which was charged by our Operating Subsidiaries’ independent suppliers for providing cloud architecture services to support our cloud-based IT solution services. Our management fee mainly represented the fee charged by Simplus IO Limited and ProAlgories Limited, which provided ad-hoc technical support services and staff to assist us on project execution. Since February 8, 2023, following our team’s expansion, our Operating Subsidiaries have ceased to procure the ad-hoc technical support services and human resources from these two related companies, resulting in a 56.01% decrease in our management fee for the year ended September 30, 2023. We anticipate that our management fee will continue to decrease in the future.

Gross profit and margin

Our gross profit for the years ended September 30, 2022 and 2023, amounted to HK$1.00 million and HK$2.85 million (approximately US$0.36 million), respectively, which was in line with our revenue growth as mentioned above. Our gross profit margin has also increased from 22.67% for the year ended September 30, 2022 to 32.75% for the year ended September 30, 2023, which was mainly attributable to the increase in our revenue from NFT-related services which generally entailed higher gross profit margins as compared to those of system development services and web and mobile application development services.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by HK$3.51 million (approximately US$0.45 million), or 94.47%, from HK$3.72 million for the year ended September 30, 2022 to HK$7.23 million (approximately US$0.92 million) for the year ended September 30, 2023 for the year ended September 30, 2023. The increase was primarily due to (i) the increase in staff costs as a result of the increase in number of our administrative and marketing staff to support our business expansion; (ii) an increase in director’s remuneration of our Operating Subsidiaries and our Company, primarily attributable to our appointments of two executive directors in February 2023 and an independent non-executive director in January 2023; (iii) the increase in audit fee due to an audit fee for a listed corporation charged by our auditor; and (iv) the increase in amortization of our intangible assets (i.e. our technical know-how and coding for our system development services and our AI-OCR services). However, such increase was partially offset by the decrease in consultancy fees, mainly attributable to the service fee for composing the codes and developing programs to facilitate our web and mobile application development services during the year ended September 30, 2022, which was not replicated during the year ended September 30, 2023. Additionally, we purchased a data scraper software for preliminary works for the system development projects in the fiscal year ended September 30, 2022, while no such cost was incurred during this year.

Net loss

As a result of the foregoing, net loss increased by HK$4.32 million (approximately US$0.55 million), or 162.33% from HK$2.66 million for the year ended September 30, 2022 to HK$6.99 million (approximately US$0.89 million) for the year ended September 30, 2023.

Recent developments

Initial public offering:

On November 2, 2023, Alpha completed its initial public offering and raised approximately US$7.00 million from the sale of 1,750,000 Ordinary Shares at a price of US$4 per share. Additionally, the underwriters exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share. After deducting underwriting discounts and all offering expenses paid or payable by us, the net proceeds totaled around US$5.32 million.

About Alpha Technology Group Limited

Alpha is a holding company incorporated in the British Virgin Islands and currently conducts its business through its Operating Subsidiaries, Techlution Service Limited and Neural Sense Limited. Our Operating Subsidiaries are cloud-based IT solution service providers in Hong Kong that utilize analytic skills, programming skills, artificial intelligence technologies, and technological know-how to provide comprehensive solutions designed to optimize business performance, meet various industry-specific operational challenges and create new business opportunities. Though its Operating Subsidiaries, Alpha provides (i) system development services; (ii) web and mobile application development services; and (iii) artificial intelligence-powered optical character recognition (“AI-OCR”) services with a view to achieving digitalization of customers’ business and operations. Alpha also provides technological support, maintenance and NFT-related services such as creation of NFT artwork, marketplace and development of NFT-related games to customers. Our Operating Subsidiaries have a diversified customer base and our customers come from a variety of industries with different scales of operations, including consulting, real estate planning, carpark management and social services, etc. For more information, please visit https://alphatechnologys.com and https://techlution.io.

Forward-Looking Statement

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the future business development, financial condition and results of operation, the expectations regarding demand for and market acceptance of our services; the ability to continue to develop new technologies and/or upgrade our existing technologies; and changes in general economic, business and industry conditions and other risks contained in the annual reports for the year ended September 30, 2023 filed by our Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. Our Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Alpha Technology Group Limited

Investor Relations Department

Email: ir@rainbowcaphk.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$ (Note)
Assets
Current assets:
Cash and cash equivalent	2,801,810	3,629,347	463,471
Accounts receivable, net	4,500	247,655	31,626
Rental deposit	119,548	119,548	15,266
Deferred cost of revenue	1,838,776	2,088,175	266,662
Deferred offering costs	—	18,758,367	2,395,460
Due from shareholders	—	100	13
Due from a related party	1,343,240	683,438	87,275
Total current assets	6,107,874	25,526,630	3,259,773
Property and equipment, net	33,511	55,117	7,038
Intangible assets	—	4,605,133	588,080
Goodwill	—	10,176,959	1,299,607
Right of use asset-finance lease	415,336	166,716	21,290
Total non-current assets	448,847	15,003,925	1,916,015
TOTAL ASSETS	6,556,721	40,530,555	5,175,788

Liabilities
Current liabilities:
Bank loans – current	681,046	562,331	71,810
Accrued expenses and other liabilities	657,704	11,886,957	1,517,975
Lease liability-finance lease	111,738	116,834	14,920
Deferred revenue	6,209,827	5,168,876	660,070
Advance from customers	325,000	842,433	107,579
Deferred tax liabilities	—	844,274	107,815
Tax payables	—	233,259	29,787
Due to directors	—	444,379	56,748
Due to related parties	1,065,569	—	—
Total current liabilities	9,050,884	20,099,343	2,566,704

Non-current liabilities
Bank loans – non-current	1,469,529	911,272	116,370
Lease liability-finance lease-non-current	259,897	143,057	18,268
Total non-current liabilities	1,729,426	1,054,329	134,638
TOTAL LIABILITIES	10,780,310	21,153,672	2,701,342

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$ (Note)
Shareholders’ equity (deficit)
Ordinary shares
Alpha Technology Group Limited, US$0.0001 par value; 1,500,000,000 shares authorized; 13,250,000 shares issued as of September 30, 2023	—	10,000,100	1,273,914
Neural Sense Limited, no par value; 10,000 shares authorized; 10,000 and 10,000 shares issued and outstanding as of September 30, 2021 and 2022, respectively	10,000	—	—
Techlution Service Limited, HK$1 par value; 10,000 shares authorized; 10,000 and 10,000 shares issued and outstanding as of September 30, 2021 and 2022, respectively	10,000	—	—
Capital reserves	—	16,364,143	2,084,633
Accumulated other comprehensive income	—	—	8,190
Accumulated deficit	(4,243,589)	(6,987,360)	(892,291)
Total shareholders’ equity (deficit)	(4,223,589)	19,376,883	2,474,446
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	6,556,721	40,530,555	5,175,788

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK$	HK$	HK$	HK$	US$ (Note)
Revenues	4,055,406	4,421,208	—	8,689,749	1,109,689
Cost of revenue	(2,598,293)	(3,419,035)	—	(5,843,677)	(746,243)
Gross profit	1,457,113	1,002,173	—	2,846,072	363,446

Operating expenses:
Listing expenses	—	—	—	(2,373,596)	(303,110)
Selling, general and administrative expenses	(2,382,351)	(3,716,233)	(173,188)	(7,053,591)	(900,749)
Total operating expenses	(2,382,351)	(3,716,233)	(173,188)	(9,427,187)	(1,203,859)
Loss from operations	(925,238)	(2,714,060)	(173,188)	(6,581,115)	(840,413)

Other income:
Other income, net	16,500	210,450	16,801	77,137	9,850
Interest expense, net	(47,743)	(86,621)	—	(74,587)	(9,525)
Total other income (loss), net	(31,243)	123,829	16,801	2,550	325

Loss before tax expense	(956,481)	(2,590,231)	(156,387)	(6,578,565)	(840,088)
Income tax expense	(24,554)	(73,323)	—	(252,408)	(32,233)
Net loss	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(872,321)

Other comprehensive loss
Foreign currency translation gain, net of taxes	—	—	—	—	8,190
Total comprehensive loss	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(864,131)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	(49)	(133)	(8)	(1)	—
— Diluted	—	—	—	(6)	—

Weighted average number of ordinary shares used in computing net loss per share
— Basic	20,000	20,000	20,000	13,250,000	—
— Diluted	—	—	—	1,169,808	—

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Predecessor)			(Successor)
	For the year ended September 30,	For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,
	2021	2022	2022	2023
	HK$	HK$	HK$	HK$	US$ (Note)
Operating activities
Net loss	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(872,321)
Adjustments to reconcile net loss to net cash operating activities:
Depreciation	450	6,429	—	9,904	1,265
Amortization of intangible assets	—	—	—	511,681	65,342
Amortization of right-of-use asset	43,720	131,159	—	248,620	31,749
Non cash lease expense	353,128	150,640	—	—	—
Loss on disposal on property and equipment	—	—	—	16,923	2,161
Allowance for doubtful account	—	313,362	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(76,924)	69,138	(32,828)	(210,327)	(26,859)
Rental deposit	—	(119,548)	—	—	—
Accrued expenses and other liabilities	139,031	409,762	(452,715)	11,456,057	1,462,949
Advance from customers	160,000	165,000	—	517,433	66,076
Lease liability	(426,513)	(188,717)	—	—	—
Deferred revenue	517,315	4,666,012	365,328	(1,406,279)	(179,583)
Income taxes payable	—	—	—	233,259	29,787
Deferred cost of revenue	(261,000)	(1,377,776)	—	(249,399)	(31,848)
Cash provided by (used in) operating activities	(531,828)	1,561,907	(276,602)	4,296,899	548,718

Investing activities
Advance to a related party	(809,170)	—	—	—	—
Purchase of property and equipment	(14,935)	(25,455)	—	(48,432)	(6,185)
Repayment from a related party	—	404,182	—	—	—
Payment to acquire right of use assets-finance lease	(77,133)	—	—	—	—
Net cash used to acquire subsidiaries in business combinations	—	—	—	(10,000,000)	(1,277,008)
Cash provided by (used in) investing activities	(901,238)	378,727	—	(10,048,432)	(1,283,193)

Financing activities
Proceeds from issue of shares	—	—	—	10,000,100	1,273,914
Capital reserves from shareholders	—	—	—	16,364,143	2,084,633
Repayment to bank loans	(38,679)	(431,746)	—	(676,972)	(86,450)
Proceeds from bank loans	2,304,000	—	—	—	—
Deferred offering costs	—	—	—	(18,758,367)	(2,395,459)
Advanced to related parties	—	(38,000)	—	(1,749,007)	(223,350)
Borrowings from a related party	492,700	—	—	—	—
Borrowings to shareholders	—	—	—	(100)	(13)
Repayment from a director	—	—	(18,966)	1,806,585	230,702
Principal payment for obligation under finance leases	(34,578)	(106,869)	—	(111,744)	(14,270)
Cash (used in) provided by financing activities	2,723,443	(576,615)	(18,966)	6,874,638	869,707

Net increase (decreased) in cash	1,290,377	1,364,019	(295,568)	1,123,105	135,232
Unrealized exchange difference separately from cash flows from financing activities	—	—	—	—	8,190
Cash as of beginning of the year/ period	147,414	1,437,791	2,801,810	2,506,242	320,049
Cash as of the end of the year/ period	1,437,791	2,801,810	2,506,242	3,629,347	463,471

Supplementary Cash Flows Information
Cash paid for interest	55,189	105,854	—	74,587	9,525
Cash paid for taxes	24,554	73,323	—	19,149	2,445

Non-cash transaction
Lease liabilities arising from obtaining right-of-use assets	513,082	—	—	—	—
Provision for income tax	—	—	—	270,466	34,539